Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 1, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 read with Schedule III of SEBI (Listing Obligation and Disclosures Requirements) Regulations, 2015.

We would like to inform you that DigiHealth Technologies LLP, the wholly owned entity of our Indian investee entity i.e. ABCD Technologies LLP (to be renamed as IndoHealth Services LLP), has agreed to acquire 100% ownership interest in Pharmarack Technologies Private Limited in tranches. The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with Circular No. CIR/CFO/CMD/4/2015 dated September 9, 2015 are given in Annexure A to this letter.

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

ANNEXURE – A

Details as per the Securities and Exchange Board of India circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details
a.	Name of the target entity, details in brief such as size, turnover etc.

(i)       Name of the Target Entity:

Pharmarack Technologies Private Limited (“Pharmarack”).

(ii)       Details of the Target Entity:

Pharmarack operates a digital platform aimed at integrating and solving problems across the pharmaceutical supply chain. Its platform offers/ proposes to offer products across supply chain including order automation, fulfilment services & optimization, digital payments, working capital optimization, analytics and market insights.

b.	Whether the acquisition would fall within related party transaction(s)and whether the promoter/promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is one at "arms-length"	Not a related party transaction.
c.	Industry to which the entity being acquired belongs	Healthcare industry.
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line' of business of the listed entity)	A step by ABCD Technologies LLP (to be renamed as IndoHealth Services LLP) towards the initiative with an objective to facilitate, enable and promote efficiency and Good Distribution Practices (‘GDP’) including digitizing healthcare infrastructure in India, inter alia, in support of the National Digital Health Mission of Government of India (‘Business’). The acquisition is and will be done by its wholly owned entity DigiHealth Technologies LLP.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Not Applicable
f.	Indicative time period for completion of the acquisition

The upfront acquisition of 91.8% of shareholding in Pharmarack is expected to be completed by April 30, 2021 by purchase of shares from multiple existing shareholders in various lots.

The remaining 8.2% of the shareholding in Pharmarack is likely to be acquired in multiple tranches over the next 5 (five) years.

g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration payable by DigiHealth Technologies LLP.
h.	Cost of acquisition or the price at which the shares are acquired

Cost of acquisition to DigiHealth Technologies LLP for upfront acquisition of 91.8% is INR 111 crores.

Cost of acquisition of remaining shareholding shall be linked to future performance of Pharmarack.

i.	Percentage of shareholding / control acquired and / or number of shares acquired	Please refer to the response provided in point (f) above.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

(i)       About the entity:

Pharmarack operates a digital platform aimed at integrating and solving problems across the pharmaceutical supply chain. Its platform offers/ proposes to offer products across supply chain including order automation, fulfilment services & optimization, digital payments, working capital optimization, analytics and market insights.

(ii)       Date of Incorporation: September 21, 2015

(iii)       Turnover history of last 3 years:

2019-2020: INR 4,04,52,773/-

2018-2019: INR 2,14,87,907/-

2017-2018: INR 64,90,444/-

(iv)       Country: India